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As Filed with the Securities and Exchange Commission on May 10, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST VIRTUAL COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	77-0357037 (I.R.S. Employer Identification Number)

3393 Octavius Drive
Santa Clara, CA 95054
(408) 567-7200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Killko A. Caballero
Chief Executive Officer and President
First Virtual Communications, Inc.
3393 Octavius Drive
Santa Clara, CA 95054
(408) 567-7200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Julie M. Robinson, Esq.
Larry W. Nishnick, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement as determined by market conditions and other factors.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $.001 par value	6,686,000	$0.70	$4,680,200	$431

Common Stock, $.001 par value, issuable upon exercise of warrants	3,343,001	$0.70	$2,363,502	$217

Total	10,029,001	$0.70	$7,043,702	$648

(1)
Includes 6,686,000 shares of common stock issued pursuant to the purchase agreement, dated March 29, 2002, held by the selling security holders and 3,343,001 shares of common stock issuable upon exercise of warrants to purchase common stock issued pursuant to the purchase agreement, held by the selling security holders. Pursuant to Rule 416 under the Securities Act this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or other capital adjustments.
(2)
Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the registrant's Common Stock as reported on the Nasdaq National Market on May 7, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated May 10, 2002

The information in this prospectus is not complete and may be changed. The security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

10,029,001 Shares

FIRST VIRTUAL COMMUNICATIONS, INC.

Common Stock

        This prospectus relates to the offer and sale, from time to time, of up to 10,029,001 shares of our common stock or interests therein by the selling security holders listed on page 11 of this prospectus, or their transferees, including 6,686,000 shares that are issued and outstanding and 3,343,001 shares that are issuable upon exercise of outstanding warrants to purchase common stock.

        For a description of the plan of distribution of the shares, see page 14 of this prospectus.

        Our common stock is currently traded on the Nasdaq National Market under the symbol "FVCX." On May 9, 2002, the last reported sales price for our common stock was $0.70 per share.

        Investment in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2002.

PROSPECTUS SUMMARY

        The Securities Exchange Commission, or SEC, allows us to "incorporate by reference" information that we file with them, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You should read this summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to "our company," "we," "our," and "us" refer to First Virtual Communications, Inc. Reference to "selling security holders" refers to those stockholders listed herein under "Selling Security Holders," who may sell shares from time to time as described in this prospectus.

First Virtual Communications, Inc.

        We deliver integrated, end-to-end rich media Web conferencing and collaboration solutions, including both hardware and software technologies, for Internet Protocol, or IP, Integrated Services Digital Network and Asynchronous Transfer Mode networks. We combine our expertise in networking systems, real-time audio and video technology, and Web-based collaboration to provide integrated voice, video, data, text and streaming media solutions for a wide range of rich media enterprise applications, including Web conferences, broadcasts, video-on-demand, videoconferences and video calls over converged multi-service networks. Our strategy is to become the leading provider of high quality, cost-effective, integrated rich media Web conferencing solutions in broadband Internet and intranet environments for enterprise customers, service providers and portals. As part of this overall strategy, we completed a merger in 2001 with CUseeMe Networks, Inc., which was a leading provider of innovative software-based solutions that enabled voice, video and data collaboration over IP-based networks. Merging CUseeMe Networks' and our resources and IP video experience enables us to deliver products with which we can address the rich media Web conferencing market, one of the fastest growing market segments in the real-time remote collaboration market.

        Our flagship Web-based product is Click to Meet™. It provides a framework for rich media Web conferencing and collaboration that is simple to use, fully integrated and effectively manages all of the components of the end-to-end solution while hiding traditional complexities from the end user. Our next generation conference server is the Multipoint Conferencing Unit, or MCU. The MCU was engineered from the ground up as an IP-based solution and was the first conferencing server on the market to support: continuous presence; mixed speed endpoints in multipoint conferences; unicast and multicast; Microsoft Outlook scheduling integration; and Session Initiation Protocol.

        On March 29, 2002, we entered into a purchase agreement with the selling security holders, pursuant to which we agreed to issue and sell to the selling security holders, and the selling security holders agreed to purchase from us, an aggregate of 6,686,000 shares of our common stock in a private placement at a per share purchase price of $0.72, the closing bid price of our common stock as traded on the Nasdaq National Market, or Nasdaq, on the date immediately prior to the date the parties signed the purchase agreement. In addition, we agreed to issue warrants to the selling security holders to purchase up to 3,343,001 shares of our common stock at an exercise price of $1.01 per share (a 40% premium to $0.72). The closing occurred on April 12, 2002, pursuant to which we issued the common stock and warrants for aggregate proceeds of $4,813,920. The common stock issued by us has the same rights and privileges as the other shares of our common stock that are currently issued and outstanding. The warrants are exercisable for a five-year period commencing October 12, 2002, six months after the date of issuance. The warrants also contain standard adjustment provisions that increase or decrease the number of shares issuable upon exercise in the event of stock dividends, stock splits or similar events. In addition, the exercise price of the warrants is subject to adjustment if we issue capital stock in equity financings below the current exercise price; provided, however, no adjustment will be made in the number of shares issuable upon exercise of the warrants and each warrant contains a provision that states that no adjustment will be made in the exercise price below the fair market value of a share of common stock as determined on the date of issuance of the warrants without stockholder approval as required by the Nasdaq rules. Pursuant to a registration rights agreement, we agreed to prepare and file with the SEC a registration statement, which includes this prospectus, covering the resale of the shares of our common stock issued and common stock issuable upon exercise of the warrants in the private placement.

        We were founded in 1993 and reincorporated in Delaware in October 1997. Our principal executive offices are located at 3393 Octavius Drive, Santa Clara, California 95054. Our telephone number is (408) 567-7200.

Recent Developments

        On May 2, 2002, we announced that our revenue for the first quarter of 2002 was $6.6 million, compared with revenue of $4.4 million for the first quarter of 2001. Our net loss for the first quarter of 2002 was $1.7 million, or $0.05 per share, compared to a net loss of $8.3 million, or $0.48 per share for the first quarter of 2001. Revenue generated from our two main products, Click to Meet™ and Multipoint Control Unit, accounted for 62% of total revenue in the first quarter of 2002 compared with 21% of total revenue in the fourth quarter of 2001. In addition, our gross margin increased to 79.6% in the first quarter of 2001 from 41% in the first quarter of 2001. We continued to reduce our cash burn rate, using $2.1 million in the first quarter of 2002 compared to $2.9 in the fourth quarter of 2001 and decreasing our operating expenses to $7.0 in the first quarter of 2002 from $9.6 million in the fourth quarter of 2001. As a result, we ended the first quarter of 2002 with cash and short-term investments of $7.3 million.

        On April 25, 2002, the SEC advised us that the staff intends to recommend that the SEC commence civil enforcement proceedings against us, our executive chairman and two former officers relating to the April 1999 revisions of our reported financial results for the year ended December 31, 1998. See "Legal Proceedings Update."

The Offering

Common stock to be offered by the selling stockholders	10,029,001 shares(1)
Common stock outstanding as of April 15, 2002	40,116,179 shares(2)
Use of proceeds	We will not receive any proceeds from the sale of shares of common stock covered by this prospectus.
Nasdaq National Market symbol	FVCX

(1)
Includes 6,686,000 shares of common stock issued pursuant to the purchase agreement, dated March 29, 2002. Held by the selling security holders and 3,343,001 shares of common stock issuable upon exercise of warrants to purchase common stock issued pursuant to the purchase agreement, held by the selling security holders.

(2)
Excludes shares of common stock issuable upon exercise of options and conversion of outstanding convertible securities (including outstanding preferred stock and warrants).

RISK FACTORS

        Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We have a history of operating losses and will incur losses in the future. We may never generate sufficient revenue to achieve profitability.

        We have incurred operating losses in each quarter since we commenced operations in 1993. We expect to continue to devote substantial resources to our research and development and sales and marketing activities. As a result, we expect that we will continue to incur operating losses for the foreseeable future. Our revenues increased from $4.4 million for the three months ended March 31, 2001 to $6.6 million for the three months ended March 31, 2002, while our net loss decreased from $8.3 million for the three months ended March 31, 2001 to $1.7 million for the three months ended March 31, 2002. At March 31, 2002, we had an accumulated deficit of $88.9 million.

Our quarterly financial results are expected to fluctuate and may cause the price of our common stock to fall.

        We have experienced in the past, and are likely to experience in the future, fluctuations in revenue, gross margin and operating results. Various factors could contribute to the fluctuations in revenue, gross margin and operating results, including our:

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  success in developing our rich media Web conferencing business and in developing, introducing and shipping new products and product enhancements, particularly for Click to Meet™ and the Multi Conferencing Unit;

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  success in accurately forecasting demand for new orders that may have short lead-times before required shipment, product mix, percentage of revenue derived from original equipment manufacturers, or OEMs, versus distributors or resellers;

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  new product introductions and price reductions by our competitors;

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  results from strategic collaborations;

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  use of OEMs, distributors, resellers, and other third parties;

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  ability to attract, retain and motivate qualified personnel;

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  research and development efforts and success;

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  cost and outcome of the SEC enforcement proceeding against us; and

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  selling, general and administrative expenditures.

        Additionally, our operating results may vary significantly depending on a number of factors that are outside of our control. Further, a significant portion of our expenses are fixed. We have made significant progress in reducing our operating expenses in the last year and expect that our operating expenses will decrease in the future due to continued expense reduction measures. However, to the extent that operating expenses are not reduced and to the extent that revenue or gross margin cannot be increased, our business, financial condition and results of operations would be materially adversely affected. Due to all the foregoing factors, we are likely that in some future quarter, as at times in past quarters, our results of operations will be below the expectations of public market analysts and investors, resulting in a negative impact on our common stock price.

Our success depends on the market's acceptance of rich media and Web conferencing services and our products, including Click to Meet™ and the Multi Conferencing Unit.

        Our success depends in part on the market's acceptance of rich media and Web conferencing services and our products, including Click to Meet™ and the MCU. Potential end-users must accept video applications as a viable alternative to face-to-face meetings and conventional classroom-based learning. New applications, such as the use of video conferencing in marketing, selling and manufacturing, are still in the development stage. Our contracts with telecommunications service providers to provide broadband video and Web conferencing solutions are in the early stage and only recently have we received significant revenue from this market segment. If rich media, Web conferencing and broadband video services fail to achieve broad commercial acceptance or if such acceptance is delayed, our business, financial condition and results of operations will be materially adversely affected. We anticipate that significant revenue and growth in the foreseeable future will come from the sale of our Click to Meet™ and MCU products and services. Broad market acceptance of these products and services is therefore critical to our operating success.

We face potential delisting from The Nasdaq National Market. If delisting occurs, the market price and market liquidity of our common stock will be adversely affected.

        Our common stock is listed on The Nasdaq National Market. Pursuant to its rules, The Nasdaq National Market may commence procedures to delist any shares trading below $1.00 per share on The Nasdaq National Market for a period of 30 consecutive trading days. Our common stock has at times been trading below $1.00 per share. In March 2002, we received notice from The Nasdaq National Market of our non-compliance with the Nasdaq rules. If we are unable to regain compliance, or if our appeals to The Nasdaq National Market for relief from compliance are unsuccessful, then our common stock will be delisted from The Nasdaq National Market. On May 7, 2002, the last sale reported on the Nasdaq National Market System for our stock was at $0.70.

        If delisting occurs, the trading of our common stock is likely to be conducted on the OTC Bulletin Board, which will have an adverse affect on the market price of our common stock and on the ability of stockholders and investors to buy and sell our common stock. If delisting occurs you may lose some or all of your investment.

Our inability to secure additional funding could adversely effect our business.

        In April 2002, we issued common stock and warrants to purchase common stock, in a private placement, for aggregate proceeds of approximately $4.8 million. In order to meet our anticipated working capital and our capital expenditure requirements, we may need to raise additional funds through the issuance of equity securities in the future. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, and the new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available when needed or on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be required to delay, reduce or eliminate some or all of our development programs for our products or services, and may be unable to take advantage of future opportunities or respond to competitive pressures, which could have a material adverse effect on our business, financial condition and operating results.

We face potential volatility in our common stock price.

        The market price of our common stock has been extremely volatile in the past and, like that of other technology companies, may be subject to significant volatility in the future, depending upon many factors, including:

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  fluctuations in our financial results;

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  technological innovations or new commercial products developed by us or our competitors;

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  establishment of and success of corporate partnerships or licensing arrangements;

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  announcements regarding the acquisition of technologies, products or companies;

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  regulatory changes and developments that affect our business;

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  developments or disputes concerning patent and proprietary rights and other legal matters;

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  an adverse outcome from the SEC enforcement proceedings;

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  issuance of new or changed stock market analyst reports and/or recommendations; and

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  economic and other external factors.

        One or more of these factors could significantly harm our business and decrease the price of our common stock in the public market. Severe price fluctuations in a company's stock have frequently been followed by securities litigation. Such litigation can result in substantial costs and a diversion of management's attention and resources and therefore could have a material adverse effect on our business, financial condition and results of operations. Our past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

We have a history of generating a large percentage of our revenue at the end of each quarterly accounting period.

        Due to the way that many customers in our target markets allocate and spend their budgeted funds for acquisition of our products and other products, a large percentage of our business is booked at the end of each quarterly accounting period. Because of this, we may not be able to reliably predict order volumes or prepare orders for shipment on time. If we are unable to ship our customer orders on time, there could be a material adverse effect on our results of operations.

Our success depends on the performance of participants in our distribution channels.

        We currently sell our products through OEMs, distributors and resellers. Our future performance will depend in large part on sales of our products through these distribution relationships, such as SBC Communications, Verizon and other key partners. Agreements with distribution partners generally provide for discounts based on our list prices, and do not require minimum purchases or restrict development or distribution of competitive products. Therefore, entities that distribute our products may compete with us. In addition, OEMs, distributors and resellers may not dedicate sufficient resources or give sufficient priority to selling our products. We additionally depend on our respective distribution relationships for most customer support, and expend significant resources to train our respective OEMs, distributors and resellers to support customers. These entities can generally terminate the distribution relationship upon 30 days notice. The loss of a distribution relationship or a decline in the efforts of a material distributor, or loss in business or cancellation of orders from, significant changes in scheduled deliveries to, or decreases in the prices of products sold to, any of these distribution relationships could have a material adverse effect on our results of operations.

We expect to rely on a limited number of large customer projects for our revenue in the future. Losing one or more of these customers may adversely affect our future revenue.

        We depend on a limited number of large end-user projects for a majority of our revenue, which has resulted in, and may in the future result in, significant fluctuations in quarterly revenue. We expect that revenue from the sale of products to large resellers and telecommunications service providers will continue to account for a significant percentage of our revenue in any particular quarter for the foreseeable future. Additionally, a significant portion of our sales of video networking products have historically been to government agencies, such as military and educational institutions, or to third parties using our products on behalf of government agencies. Such government customers are often subject to budgetary pressures and may from time to time reduce their expenditures and/or cancel orders. The loss of any major customer, or any reduction or delay in orders by a customer, or our failure or our distribution partners' failure to successfully market our products to new customers could have a material adverse effect on our business, financial condition and results of operations.

Because sales of some of our products require a lengthy sales effort and implementation cycle, revenue may be unpredictable and our business may be harmed.

        Sales of some of our products have required and will continue to require an extended sales effort. For some projects, the period from an initial sales call to an end-user agreement can range from six to twelve months, and can be longer. Therefore, the timing of revenue booking and recognition may be unpredictable. A lengthy delay in recognizing revenue could have a material adverse effect on our business, financial condition and results of operations.

Rapid technological change and evolving industry standards and regulations may impair our ability to develop and market our products and services.

        Rapid technological change and evolving industry standards characterize the market for our products and services. Our success will depend, in part, on our ability to maintain technological leadership and enhance and expand our existing product and services offerings. Our success also will depend in part upon our ability and the ability of our strategic partners to comply with evolving industry standards. Our products must meet a significant number of domestic and international video, voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. Our products are currently in compliance with applicable regulatory requirements. However, as standards evolve, we will be required to modify our products, or develop and support new versions of our products. In addition, telecommunications service providers require that equipment connected to their networks comply with their own environment and standards, which may vary from industry standards.

        Our ability to compete successfully is also dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors. Our business, financial condition and results of operations would be materially adversely affected if we were unable in a timely manner to comply with evolving industry standards or to address compatibility issues. In addition, from time to time, we may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of our existing product offerings. The announcement of product enhancements or new product or service offerings could cause customers to defer purchasing our products. In addition, we have experienced delays in the introduction of new products in the past and may experience delays in the future. Our failure to successfully introduce new products, product enhancements or services on schedule or in time to meet market opportunities, or customer delays in purchasing products in anticipation of new product introductions or because of changes in industry standards, could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from other industry participants and may not be able to compete effectively.

        The market for Web conferencing and networking products and services is extremely competitive. Because the barriers to entry in the market are relatively low and the potential market is large, we expect continued growth in existing competitors and the entrance of new competitors in the future. Many of our current and potential competitors have significantly longer operating histories and significantly greater managerial, financial, marketing, technical and other competitive resources, as well as greater name recognition, than we do. As a result, these companies may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sale of their competing products and services.

        As a result, we may not be able to successfully compete with existing or new competitors in the rich media Web conferencing and collaboration solutions market. We believe that our ability to successfully compete in this market will depend on a number of factors both within and outside our control, including:

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  the timing of the introduction of new products and services by us and our competitors;

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  the pricing policies of our competitors and suppliers;

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  our ability to hire and retain highly qualified employees;

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  continued investment in research and development;

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  continued investment in sales and marketing; and

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  the adoption and evolution of industry standards.

Our business may be harmed if we are unable to protect our proprietary rights.

        Our success and ability to compete in the rich media Web conferencing and collaboration solutions market depends, in part, upon our ability to protect our proprietary technology. We may be unable to deter misappropriation of our proprietary technology, detect unauthorized use, and take appropriate steps to enforce our intellectual property rights.

        We do not rely on patent protection for our products, and do not hold any patents, although we have filed two patent applications relating to systems and methods for continuous presence video conferencing and initiation and support of video conferencing using instant messaging. These patent applications may not be approved, however, and even if issued by the United States Patent and Trademark Office, they may not give us an advantage over competitors. Our adherence to industry-wide technical standards and specifications may limit our opportunities to provide proprietary product features. We currently license certain technology from third parties and plan to continue to do so in the future. Our commercial success will depend, in part, on our ability to continue to obtain licenses to use third-party technology in our products.

        We rely upon a combination of trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our technology. We also enter into confidentiality and invention assignment agreements with our employees and enter into non-disclosure agreements with our consultants, suppliers, distributors and customers to limit access to and disclosure of our proprietary information. However, these statutory and contractual arrangements may not be sufficient to deter misappropriation of our proprietary technologies. In addition, independent third parties may develop similar or superior technologies to ours. Furthermore, the laws of some foreign countries do not provide the same degree of protection of our proprietary information as do the laws of the United States.

Claims by third parties that we infringe their proprietary technology could prevent us from offering our products or otherwise hurt our business.

        Our commercial success also will depend, in part, on us not breaching third-party intellectual property rights. We license certain third-party technology for use in our products, but we are subject to the risk of litigation alleging infringement of other third-party intellectual property rights. A number of companies have developed technologies or received patents on technologies that may be related to or be competitive with our technologies. We have not conducted a patent search relating to the technology used in our products. In addition, since patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed, which, if issued as patents, would relate to our products. Our lack of patents may inhibit our ability to negotiate or obtain licenses from or oppose patents of third parties, if necessary.

        We could incur substantial costs in defending ourselves and our customers against any intellectual property litigation, regardless of the merits of such claims. We may also be required by contract or by statutory implied warranties to indemnify our distribution partners and end-users against third-party infringement claims. Parties making infringement claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to sell our products in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, we, our customers and end-users may be required to obtain one or more licenses from third parties. We, or our customers, may not be able to obtain necessary licenses from third parties at a reasonable cost, or at all. The defense of any lawsuit could result in time-consuming and expensive litigation, damages, license fees, royalty payments and restrictions on our ability to sell our products, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on key personnel and must hire and retain skilled personnel.

        Our success is significantly dependent on the contributions of a number of our key personnel. Our success depends to a significant degree on the services of Ralph Ungermann, our chairman of the board of directors, and Killko Caballero, our chief executive officer and president. The loss of the services of either of these individuals or any of our key personnel could have a material adverse effect on us. We believe that our future success also will depend upon our ability to attract and retain additional highly skilled technical, managerial, manufacturing, sales and marketing personnel. Competition for these personnel is intense. We may not be able to anticipate accurately, or to obtain, the personnel that we may require in the future.

Our reliance on third party manufacturers and suppliers could adversely affect our business.

        We currently outsource the manufacturing of some of our products and purchase critical components for some of our products from single suppliers. We rely on several vendors to manufacture some of our products. If one or more of these manufacturers experiences quality control or other problems, our product shipments may be delayed. We do not have long-term agreements with suppliers, and our current suppliers are not obligated to provide components to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Qualifying additional suppliers is a time consuming and expensive process, and there is a greater likelihood of problems arising during a transition period to a new supplier. If we are required to find replacements for our manufacturers or suppliers, this could result in short-term cost increases and delays in delivery, which could have a material adverse effect on our business, financial condition and results of operations. We may not be able to continue to negotiate arrangements with our existing, or any future, manufacturers or suppliers on terms favorable to us.

We face additional risks from our international operations.

        Our international business involves a number of risks that could adversely affect our operating results or contribute to fluctuations in those results. Our revenue from international sales represented 32% of our total revenue in the three months ended March 31, 2002, 12% of our total revenue in 2000 and 14% of our total revenue in 1999. We intend to seek opportunities to expand our product and service offerings into additional international markets, although we may not succeed in developing localized versions of our products for new international markets or in marketing or distributing products and services in those markets.

        The majority of our international sales are currently denominated in U.S. dollars. However, it is possible that a significantly higher level of future sales of our products may be denominated in foreign currencies. To the extent that our sales are denominated in currencies other than U.S. dollars, fluctuations in exchange rates may result in foreign exchange losses. We do not have experience in implementing hedging techniques that might minimize our risks from exchange rate fluctuations.

        Our international business also involves a number of other difficulties and risks, including risks associated with:

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  changing economic conditions and political instability in foreign countries;

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  export restrictions and export controls relating to our technology;

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  compliance with existing and changing regulatory requirements;

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  tariffs and other trade barriers;

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  difficulties in staffing and managing international operations;

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  longer payment cycles and problems in collecting accounts receivable;

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  software piracy;

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  seasonal reductions in business activity in Europe and certain other parts of the world during the summer months; and

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  potentially adverse tax consequences.

Our software products may contain undetected defects.

        Software developed by us or developed by others and incorporated by us into our products may contain significant undetected errors, especially when first released or as new versions are released. Although our software products are tested before commercial release, errors in the products may be found after customers begin to use the software. Any defects in our current or future products may result in significant decreases in revenue or increases in expenses because of adverse publicity, reduced orders, product returns, uncollectible accounts receivable, delays in collecting accounts receivable, and additional and unexpected costs of further product development to correct the defects.

Control By Insiders

        As of April 15, 2002, our executive officers, directors and their affiliates beneficially owned approximately 10,424,812 shares or 22.6% of the outstanding shares of our common stock, on an as-converted to common stock basis. As a result, these persons may have the ability to effectively control us and direct our affairs and business, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us, and making certain transactions more difficult or impossible absent the support of these stockholders. Such transactions include proxy contests, mergers involving us, tender offers, open-market purchase programs or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then prevailing market price for shares of our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

  •
  the market's acceptance of rich media and Web conferencing services;

  •
  the market's acceptance of our products, including Click to Meet and the Multi Conferencing Unit;

  •
  the effectiveness of our competition's existing products and new products;

  •
  significant fluctuations in operating results;

  •
  our ability to develop, manufacture and ship planned products;

  •
  the adverse outcome of outstanding litigation and SEC enforcement actions;

  •
  our ability to recruit, train and retain qualified sales and other personnel; and

  •
  our ability to secure additional funding.

        Because the risk factors referred to above, as well as the risk factors beginning on page 3 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

Background

        Pursuant to a purchase agreement dated March 29, 2002 among us, the selling security holders, we issued and sold, for an aggregate purchase price of approximately $4.8 million:

  •
  an aggregate of 6,686,000 shares of shares of our common stock at a per share purchase price of $0.72, the closing bid price of our common stock as traded on the Nasdaq on the date immediately prior to the date the parties signed the purchase agreement; and

  •
  warrants to purchase up to an aggregate of 3,343,001 shares of our common stock at an initial exercise price of $1.01 per share, a 40% premium to $0.72, subject to exercise price anti-dilution adjustment, which warrants are exercisable at the election of the selling security holder for a five-year period commencing on or after October 12, 2002, six months after the date of issuance.

        Pursuant to a registration rights agreements, we agreed to register the resale of certain of the shares of our common stock (i) issued in the private placement, and (ii) issuable upon exercise of the warrants issued in connection with the private placement.

Table

        The table below presents information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus. The shares of common stock covered, as to their resale, under this prospectus include some shares issued and outstanding, additional shares issuable upon conversion of warrants and any additional shares that may be issued resulting from stock splits, stock dividends or similar transactions.

        This table is prepared based on information supplied to us by the listed selling security holders. The term "selling security holders," as used in this prospectus, includes the security holders listed below and their transferees, pledgees, donees or other successors acquiring an interest in the shares after the date of this prospectus. The table assumes that the selling security holders sell all of the shares offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

        The following table sets forth:

  •
  the name of the selling security holders;

  •
  the number and percent of shares of our common stock that the selling security holders' beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by this registration statement;

  •
  the number of shares of our common stock that may be offered for resale for the account of the selling security holders under this prospectus; and

  •
  the number and percent of shares of our common stock to be held by the selling security holders after the offering of the resale shares (assuming all of the resale shares are sold by the selling security holders).

        The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below.

        This table is prepared based on information supplied to us by the listed selling security holders, Schedules 13G and 13D, Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of ownership are based on an aggregate of 40,116,119 shares of our common stock issued and outstanding on April 15, 2002. The number of shares beneficially owned by the selling security holders is determined under rules promulgated by the SEC, and is not necessarily indicative of beneficial ownership for any other purpose; provided, however, that for the purpose of computing beneficial ownership of the selling security holders listed below, each such selling security holder is deemed to beneficially own the shares of common stock issuable upon conversion of the warrants issued in the private placement.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Security Holders			Number of Shares Being Offered
	Number	Percent		Number	Percent
Special Situations Fund III, L.P.(1)	5,210,964	12.6%	3,750,000	1,460,964	3.6%
Special Situations Technology Fund, L.P.(2)	1,405,822	3.5%	1,249,950	155,872	*
Special Situations Cayman Fund, L.P.(3)	1,727,228	4.3%	1,250,100	477,128	1.2%
Stratford Partners, L.P.(4)	625,001	1.6%	625,001	—	—
Net One Systems Co., LTD(5)	2,500,001	6.1%	2,500,001	—	—
Ralph Ungermann(6)	2,408,983	6.0%	237,282	2,171,701	5.4%
Norman Gaut (7)	346,839	*	312,501	34,338	*
Shigeru Ota(8)	152,777	*	104,166	48,611	*

*
less than 1%

(1)
Includes 1,250,000 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002. MGP Advisors Limited, or MGP, is the general partner of Special Situations Fund III, or SSF III. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MGP on behalf of SSF III.

(2)
Includes 416,650 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002. AWM Investment Company, Inc., or AWM, is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P., or SSCF. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM and are principally responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of SSFC.

(3)
Includes 416,700 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002. SST Advisers, L.L.C., or SST, is the general partner of and investment adviser to the Special Situations Technology Fund, L.P., or SSTF. Austin W. Marxe and David M. Greenhouse are the principal owners of SST and are principally responsible for the selection, acquisition and disposition of the portfolio securities by SST on behalf of SSTF. Adam Stettner, a member of our board of directors since June 2001, serves as the managing director of SSTF. Mr. Stettner disclaims beneficial ownership of the shares held by SSTF, SSF III and SSCF, except to the extent of his pecuniary interest therein, if any.

(4)
Includes 208,334 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002.

(5)
Includes 833,334 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002.

(6)
Includes 2,174,577 shares of common stock held in the name of Ralph Ungermann, Trustee or Successor Trustee of the Ralph K. Ungermann Living Trust U/A/D May 18, 1988, as amended. Also includes 79,094 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002 and 155,312 shares that Mr. Ungermann has the right to acquire pursuant to outstanding options exercisable within 60 days of April 15, 2002. Mr. Ungermann has served as the executive chairman of our board of directors since June 2001 and previously as the chairman of the board of directors since our founding in 1993. Mr. Ungermann previously served as our Chief Executive Officer and President from 1993 until January 1999 and from July 2000 until July 2001.

(7)
Includes 104,167 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002 and 5,138 shares Dr. Gaut has the right to acquire pursuant to outstanding options exercisable within 60 days of April 15, 2002. Dr. Gaut has served as a member of our board of directors since October 2001.

(8)
Includes 34,722 shares of common stock issuable upon exercise of a warrant issued in the private placement exercisable on or after October 12, 2002 and 48,611 shares Mr. Ota has the right to acquire pursuant to outstanding options exercisable within 60 days of April 15, 2002.

PLAN OF DISTRIBUTION

        The shares or interests therein may be sold or distributed from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered in this prospectus. The shares may be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling security holders may sell the shares registered here in one or more of the following methods:

  •
  cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  •
  "at the market" to or through market makers or into an existing market for the shares;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

  •
  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  •
  through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

  •
  any combination of the foregoing, or by any other legally available means.

        The selling security holders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling security holder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling security holder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

        Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling security holders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling security holders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling security holders and any other required information.

        Under agreements which may be entered into by the selling security holders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling security holders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in certain circumstances, the selling security holders and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling security holders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

        Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

        The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

        We will pay all reasonable costs and expenses incurred by us or the selling security holders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling security holders, not to exceed $7,500.

        We agreed with the selling security holders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling security holders. All proceeds from the sale of the shares will be for the accounts of the selling security holders.

LEGAL PROCEEDINGS UPDATE

        On April 25, 2002, we were informed by the staff of the SEC that the staff intends to recommend that the SEC commence an enforcement action against us, Ralph Ungermann and two of our former officers in connection with our January 1999 announcement of unaudited financial results for the quarter and year ended December 31, 1998, which we revised prior to the release of our Form 10-K in April 1999. The staff indicated that the basis for this action would be allegations that the January 1999 announcement was misleading and/or the result of inadequate financial controls. The staff did not state the remedies that it would seek in this action, but noted that the remedies it might seek could include an injunction against future violations, disgorgement, civil penalties and an officer and director ban against the individuals. We express no opinion as to the likely outcome of this matter. While no assurances can be provided, we do not believe that the investigation will have a material adverse effect on our business, financial condition or results of operations. However, our evaluation of the likely impact of these actions could change in the future and an unfavorable outcome, depending upon the amount and timing, could have a material effect on our results of operations or cashflows of a future period.

LEGAL MATTERS

        Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121 will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

        The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K/A of First Virtual Communications for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov. Reports, proxy and information statements and other information concerning us may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

        We incorporate by reference the documents listed below, except as superseded or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

  •
  our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001;

  •
  our Notice of Annual Meeting and Proxy Statement for our Annual Meeting of Stockholders to be held on June 14, 2002;

  •
  the description of our common stock in our Registration Statement on Form S-1 filed on April 29, 1998, including any amendments or reports filed for the purpose of updating this description;

  •
  our Current Report on form 8-K filed on May 10, 2002; and

  •
  all of the filings pursuant to the Exchange Act after the date of filing of the original registration statement and prior to effectiveness of the registration statement of which this prospectus is a part.

        The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address or phone number:

      First Virtual Communications, Inc.
      Attention: Chief Financial Officer
      3393 Octavius Drive
      Santa Clara, CA 95054
      Telephone: (408) 567-7200

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date Common Stock of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

10,029,001 Shares

Common Stock

FIRST VIRTUAL
COMMUNICATIONS, INC.

Prospectus

            , 2002

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. The security holders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$648
Legal fees and expenses	$75,000
Accounting fees and expenses	$20,000
Printing and related expenses	$5,000
Miscellaneous	$9,352

Total	$110,000

Item 15. Indemnification of Officers and Directors.

        Under Section 145 of the Delaware General Corporation Law of Delaware, or Delaware Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

        Our certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware Law and (ii) require us to indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be, made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

        We have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was one of our directors or executive officers or of any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits.

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation of the Registrant.(1)
3.2	Certificate of Ownership and Merger, effective August 3, 1998.(2) (Exhibit 3.1(i))
3.3	Certificate of Designation of Series A Convertible Preferred Stock.(3) (Exhibit 3.1(ii))
3.4	Amended Bylaws of the Registrant.(4) (Exhibit 3.3)
3.5	Certificate of Ownership and Merger, effective February 5, 2001.(5) (Exhibit 3.1(iii))
3.6	Certificate of Amendment of Restated Certificate of Incorporation filed on June 19, 2001.(5) (Exhibit 3.1(iv))
4.1	Purchase Agreement, dated as of March 29, 2001, by and among the Registrant and each of the purchasers listed therein.
4.2	Registration Rights Agreement, dated April 12, 2002, by and among the Registrant and each of the purchasers listed therein.
4.3	Warrant to Purchase Common Stock of the Registrant, dated April 12, 2002, issued by the Registrant to the purchasers and in the amounts set forth on Schedule A attached thereto.
5.1	Opinion of Cooley Godward LLP.
23.1	Consent of PricewaterhouseCoopers, LLP.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to the signature page hereof.

(1)
Filed as the corresponding or indicated exhibit to our Registration Statement on Form S-1 (File No. 333-38755) filed on October 24, 1997 and incorporated herein by reference.

(2)
Filed as the corresponding or indicated exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 000-23305) and incorporated herein by reference.

(3)
Filed as the corresponding or indicated exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-23305) and incorporated herein by reference.

(4)
Filed as the corresponding or indicated exhibit to our Annual Report on Form 10-K/A filed for the year ended December 31, 1999 (File No. 333-72533) and incorporated herein by reference.

(5)
Filed as the corresponding or indicated exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 000-23305) and incorporated herein by reference.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 15 or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

        We hereby undertake:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in our periodic reports filed with or furnished to the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)
that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Clara, state of California, on the 10th day of May 2002.

FIRST VIRTUAL COMMUNICATIONS, INC.
By:	/s/ KILLKO A. CABALLERO Killko A. Caballero President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Killko A. Caballero and Timothy A. Rogers, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 that relates to this Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RALPH UNGERMANN Ralph Ungermann	Executive Chairman of the Board	May 10, 2002
/s/ KILLKO A. CABALLERO Killko A. Caballero	President and Chief Executive Officer and Director (Principal Executive Officer)	May 10, 2002
/s/ TIMOTHY A. ROGERS Timothy A. Rogers	Senior Vice President, Finance, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	May 10, 2002
/s/ EDWARD HARRIS Edward Harris	Director	May 10, 2002

Norman E. Gaut	Director
/s/ ROBERT WILMOT Robert Wilmot	Director	May 10, 2002
/s/ JONATHAN MORGAN Jonathan Morgan	Director	May 10, 2002
/s/ ADAM STETTNER Adam Stettner	Director	May 10, 2002

INDEX TO EXHIBITS

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation of the Registrant.(1)
3.2	Certificate of Ownership and Merger, effective August 3, 1998.(2) (Exhibit 3.1(i))
3.3	Certificate of Designation of Series A Convertible Preferred Stock.(3) (Exhibit 3.1(ii))
3.4	Amended Bylaws of the Registrant.(4) (Exhibit 3.3)
3.5	Certificate of Ownership and Merger, effective February 5, 2001.(5) (Exhibit 3.1(iii))
3.6	Certificate of Amendment of Restated Certificate of Incorporation filed on June 19, 2001.(5) (Exhibit 3.1(iv))
4.1	Purchase Agreement, dated as of March 29, 2001, by and among the Registrant and each of the purchasers listed therein.
4.2	Registration Rights Agreement, dated April 12, 2002, by and among the Registrant and each of the purchasers listed therein.
4.3	Warrant to Purchase Common Stock of the Registrant, dated April 12, 2002, issued by the Registrant to the purchasers and in the amounts set forth on Schedule A attached thereto.
5.1	Opinion of Cooley Godward LLP.
23.1	Consent of PricewaterhouseCoopers, LLP.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to the signature page hereof.

(1)
Filed as the corresponding or indicated exhibit to our Registration Statement on Form S-1 (File No. 333-38755) filed on October 24, 1997 and incorporated herein by reference.

(2)
Filed as the corresponding or indicated exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 000-23305) and incorporated herein by reference.

(3)
Filed as the corresponding or indicated exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-23305) and incorporated herein by reference.

(4)
Filed as the corresponding or indicated exhibit to our Annual Report on Form 10-K/A filed for the year ended December 31, 1999 (File No. 333-72533) and incorporated herein by reference.

(5)
Filed as the corresponding or indicated exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 000-23305) and incorporated herein by reference.

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PROSPECTUS SUMMARY
First Virtual Communications, Inc.
Recent Developments
The Offering
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL PROCEEDINGS UPDATE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Officers and Directors.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY